                                                                    EXHIBIT 12.2

PROLOGIS
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED SHARE DIVIDENDS
(DOLLAR AMOUNTS IN THOUSANDS)


                                                           SIX MONTHS ENDED
                                                                JUNE 30,                       YEAR ENDED DECEMBER 31,
                                                          -------------------   ----------------------------------------------------
                                                            2001       2000       2000       1999       1998       1997       1996
                                                          --------   --------   --------   --------   --------   --------   --------

Net Earnings from Operations                              $113,990   $112,049   $236,221   $161,570   $102,936   $ 38,832   $ 79,384
Add:
     Interest expense                                       82,166     84,842    172,191    170,746     77,650     52,704     38,819
                                                          --------   --------   --------   --------   --------   --------   --------

Earnings as adjusted                                      $196,156   $196,891   $408,412   $332,316   $180,586   $ 91,536   $118,203
                                                          ========   ========   ========   ========   ========   ========   ========


Combined fixed charges and preferred share dividends:
     Interest expense                                     $ 82,166   $ 84,842   $172,191   $170,746   $ 77,650   $ 52,704   $ 38,819
     Capitalized interest                                   12,412      8,446     18,549     15,980     19,173     18,365     16,138
                                                          --------   --------   --------   --------   --------   --------   --------

         Total fixed charges                                94,578     93,288    190,740    186,726     96,823     71,069     54,957

     Preferred share dividends                              20,951     28,555     56,763     56,835     49,098     35,318     25,895
                                                          --------   --------   --------   --------   --------   --------   --------

Combined fixed charges and preferred share
   dividends                                              $115,529   $121,843   $247,503   $243,561   $145,921   $106,387   $ 80,852
                                                          ========   ========   ========   ========   ========   ========   ========

Ratio of earnings, as adjusted to combined fixed
     charges and preferred share dividends                     1.7        1.6        1.7        1.4        1.2        (a)        1.5
                                                          ========   ========   ========   ========   ========   ========   ========

(a) Due to a one-time, non-recurring, non-cash charge of $75.4 million relating to the costs incurred in acquiring the management companies from a related party earnings were insufficient to cover combined fixed charges and preferred share dividends for the year ended December 31, 1997 by $14.9 million.